
June 17, 2011

Via E-mail
Kenneth Liebscher, President and Chief Executive Officer
Tiger Oil and Energy, Inc.
7230 Indian Creek Ln. Ste 201
Las Vegas, NV 89149

> **Re: Tiger Oil and Energy, Inc.**
> **Form 8-K/A**
> **Filed May 4, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-53241**

Dear Mr. Liebscher:

We have reviewed your response letter filed May 4, 2011 and the above-referenced filings. We have the following comments.

Please respond to this letter by amending your filing or by providing the requested information. Please respond to our comments on your Form 8-K/A within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.   After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed May 4, 2011

General

1. Please paginate your entire document in your next amendment.

2. Please refer to comment one in our letter dated February 11, 2011. Please advise us whether under state law you were required to obtain shareholder approval for your name change. Please note that under Note A to Schedule 14A of the Securities and Exchange Act of 1934, where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving a name change which is in connection with a business combination, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to change the name is also a solicitation with respect to the business combination. Please advise.

3. Please revise your disclosure to provide the information required by Item 403 of Regulation S-K.

Item 1.01 – Entry into a Material Definitive Agreement

4. We note your response to our prior comment number 19 and we are unable to locate any disclosure revisions. We reissue our prior comment in its entirety. Our prior comment is reproduced below for your reference:

"Please clarify your disclosure regarding your ownership interest, if any, in the 37,000 acre property you describe in this section. To the extent this property is owned by others, please state so and describe the status of your negotiations to acquire any interest in the subject property. Also, provide disclosure regarding the reserve nature of the quantities you disclose (possible, probable or proved) and whether or not these quantity estimates are supported by a reserve report from a qualified third party petroleum engineer."

Risk Factors

Our auditors have expressed substantial doubt about our ability to continue . . .

5. We note that you refer to the auditor's report relating to your March 31, 2010 financial statements. Please update this disclosure to refer the auditor report relating to your December 31, 2010 financial statements.

Tiger Oil and Energy, Inc. Business

6. We reissue comment 15 in our letter dated February 11, 2011 in part. Please revise to provide the information required by Item 404(d) of Regulation S-K.

7. We reissue prior comment 18 in our letter dated February 11, 2011 as it does appear that you have provided all of the information required under Item 101(h) of Regulation S-K.

8. We note you have included the following sentence regarding the 37,000 acres in this section of your document: "We are a working interest partner on the project and have provided historical production numbers and are evaluating additional drilling opportunities on this lease along with other projects. No detailed time-line is available as of now." Please address the following regarding this disclosure.

   - Your disclosure indicates your objective is to obtain a lease in the 37,000 acres. Your revision now also indicates you are a working interest partner, presumably in the 37,000 acre lease. Please revise your document to clarify if you are a working interest partner in the lease of the 37,000 acres and clarify who holds the actual lease to this property. If a lease has been obtained, please revise your document to re-clarify your objectives.

- You state that you have provided historical production numbers. We are unable to locate any historical production data in your filing. Please amend to include this data.

- You state that the property is "37,000 acres of prolific oil producing land". Please provide us and revise your disclosure to include support for this statement, including detailed production history and proved oil and gas reserve data. Otherwise, please remove disclosures that suggest the property is "prolific oil producing land."

- Your disclosure regarding the 37,000 acres is repeated several times including Section 1.01, Section 2.01, and your "Business" section. Please revise your document to include a consistent discussion regarding this property.

- Please explain to us why you have made no mention of this 37,000 acre property in your Form 10-K for the fiscal year ended December 31, 2010.

9. We note your response to our prior comment 20. It appears the disclosure you have added has been included in the discussion regarding the 37,000 acres. Please address the status of the 50 acres in Oklahoma as requested in our prior comment. We reissue our prior comment number 20 in its entirety and it has been reproduced for your convenience below:

   "Please provide disclosure regarding your business operations, if any, for oil and gas properties you currently lease. We note disclosure elsewhere regarding 50 acres and two wells located in Oklahoma. Please expand your disclosure to discuss the productive status of these wells and whether or not any proved oil and gas reserves exist on this property. In addition, please discuss your plans for this property, if any."

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

10. Please revise your disclosure to state the approximate number of holders of each class of your common stock as of the latest practicable date. See Item 201(b) of Regulation S-K.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

11. Please revise this section to state the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

12. We note the disclosures in Notes 5 and 6 on page 13 of your financial statements in which you disclose borrowings of $19,064 from related parties and $15,000 from an unrelated party. Please revise your disclosure in this section to provide the information required by Item 303(a)(1) of Regulation S-K.

Results of Operations for the Nine Months Ended September 30, 2010 and September 30, 2009

13. We note you have provided updated financial information for the years ended December 31. Similar to our prior comment number 27, please update your MD&A to discuss the results of operations for the financial statement periods included in your document.

Our Management

14. Please revise your disclosure to indicate the years during which Mr. Liebscher worked for Ivoclar Liechtenstein.

15. We note your disclosure that your officers and directors have not been involved in legal proceedings that impair their abilities to perform their duties. Please note that you are required to describe, if applicable for any of your executive officers and directors, the legal proceedings listed in Item 401(f) of Regulation S-K. Please revise your disclosure accordingly.

Financial Statements

Report of Independent Registered Public Accounting Firm

16. We note the date of the audit opinion associated with the financial statements included in your Form 8-K is as of April 14, 2010. Please amend your document and obtain an audit opinion that is appropriately dated. In addition, obtain an audit opinion that provides audit coverage for your results of operations for each financial statement period presented in your document. Your current opinion only addresses the inception-to-date period.

Note 1 – Organization and Summary of Significant Accounting Policies

Ceiling Test, page 10

17. It appears the original purchase price value assigned to your oil and gas properties at the date of acquisition was in excess of $500,000. We note your disclosure which indicates that you have also recognized ceiling test impairment in the same fiscal quarter. It is unclear what gave rise to this impairment, as we note oil prices rose during the period of

your ownership. Please tell us and disclose in your filing the factors that changed which gave rise to your ceiling test impairment.

Note 7 – Acquisition of Subsidiaries, page 14

18. Please amend your document to include the purchase price allocation disclosures required by ASC 805 related to the Jett Rink transaction.

Supplemental Information on Oil and Gas Development and Producing Activities, page 19

19. We note you have provided a Standardized Measure of $309,484 as of December 31, 2010. We further note the Standardized Measure as of December 31, 2009 included in the Jett Rink financial statements as part of your Form 8-K/A filing was $30,944. Please tell us what factors have changed in 2010 to result in substantially different Standardized Measures for your acquired properties.

Form 10-K for the Fiscal Year Ended December 31, 2010

20. Please amend your Form 10-K to make conforming changes pursuant to our comments on your Form 8-K/A disclosure.

Forward-Looking Statements

21. Please be advised that the safe harbor for forward-looking statements does not apply to penny stock issuers. Since you appear to be a penny stock issuer, in future filings please delete the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and the implication that you are eligible to rely upon the safe harbor these laws provide.   See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

22. In future filings, please revise your disclosure to include a discussion of management's outlook regarding the business.

Liquidity and Capital Resources

23. In future filings, please revise your disclosure to identify any known trends or demands, commitments, events or uncertainties that will result in or that are likely to result in your liquidity increasing or decreasing in any material way. See Item 303(a)(1) of Regulation S-K.

24. In future filings, please provide the disclosure required by Item 303(a)(2) of Regulation S-K.

Item 9A(T). Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting

25. We note your disclosure in the third and fourth paragraphs of this section. Please tell us and, in future filings disclose the following:

- the specific steps that the company has taken, if any, to remediate the material weakness; and

- when the material weakness was identified, by whom it was identified and when the material weakness first began.

Item 13. Certain Relationships and Related Transactions, and Director Independence

26. We note your disclosure that you enter into arrangements for the provision of services with one or more of your directors. To the extent that any of these arrangements meets the requirements of Item 404(d) of Regulation S-K, you are required to separately disclose the transactions. Please comply with this disclosure requirement in future filings.

Item 15. Exhibits, Financial Statement Schedules

27. Please file the Exchange Agreement, all documents governing the transaction and any other material contracts as exhibits to your Form 10-K. See Item 601(b)(2) and Item 601(b)(10) of Regulation S-K.

Engineering Comments

Form 8-K/A filed May 4, 2011

Tiger Oil & Energy, Inc. Business

28. You state the objective is to acquire the lease and drill wells on 37,000 acres of prolific, oil producing land. Please tell us if you have acquired the land and, if not, approximately how much it will cost to do so.

29. Please explain to us supplementally what you mean by the statement "the geophysicist is calculating 800,000 barrels per 640 acres or 60M/30Million conservatively - $2Billion@70 barrel."

30. Please explain to us supplementally the meaning of "solid results" pertaining to the 16 vertical wells covering approximately 1900 acres.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

31. Please revise your document to include, near the front of your document, all the reserve information specified in paragraph (a)(2) of Item 1202 of Regulation S-K in tabular format including proved developed and proved undeveloped reserves. Disclose product type separately such as oil and natural gas as directed by paragraph (4) of the same Item.

32. Provide a general discussion of the technologies used to establish the appropriate level of certainty for reserve estimates from material properties included in the total reserves disclosed. Please see paragraph (6) of Item 1202 of Regulation S-K.

33. Please disclose and describe the internal controls you use in your reserves estimation effort. In addition, disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserve estimate and because you represented that a third party conducted a reserve determination, disclose the qualifications of the internal technical person primarily responsible for overseeing the reserve determination. Please see paragraph (7) of Item 1202 of Regulation S-K.

34. Please file a report by the third party as an exhibit to the 10-K as required by paragraph (8) of Item 1202 of Regulation S-K. The report must include the following disclosure:

- the purpose for which the report was prepared and for whom it was prepared;

- the effective date of the report and the date on which the report was completed;

- the proportion of your total reserves covered by the report and the geographic area in which the covered reserves are located;

- the assumptions, data, methods, and procedures used, including the percentage of your total reserves reviewed in connection with the preparation of the report, and a statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report;

- a discussion of primary economic assumptions;

- a discussion of the possible effects of regulation on your ability to recover the estimated reserves;

- a discussion regarding the inherent uncertainties of reserves estimates;

- a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report;

- a brief summary of the third party's conclusions with respect to the reserves estimates; and

- the signature of the third party.

35. Please comply with Item 1203 of Regulation S-K regarding proved undeveloped reserves. Specifically please provide:

- total quantity of proved undeveloped reserves at year end;

- material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves;

- discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures; and

- explain the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves.

36. Please comply with Item 1205 of Regulation S-K regarding your drilling and other exploratory and development activities. Specifically for each of the last three fiscal years, please disclose the following:

- the number of net productive and dry exploratory wells drilled; and

- the number of net productive and dry development wells drilled;

37. Please comply with Item 1206 of Regulation S-K regarding present activities as of December 31, 2010. Specifically, please provide the following:

- disclose, by geographical area, the registrant's present activities, such as the number of wells in the process of being drilled (including wells temporarily suspended), waterfloods in process of being installed, pressure maintenance operations, and any other related activities of material importance;

- provide the description of present activities as of a date at the end of the most recent fiscal year or as close to the date that the registrant files the document as reasonably possible;

- include only those wells in the process of being drilled at the "as of" date and express them in terms of both gross and net wells;

- do not include wells that the registrant plans to drill, but has not commenced drilling unless there are factors that make such information material.

38. If you are committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements, please comply with paragraphs (a through d) of Item 1207 regarding delivery commitments.

39. Please also comply with paragraphs (a through c) of Item 1208 of Regulation S-K regarding your oil and gas properties, wells, operations and acreage.

Supplemental Information on Oil and Gas, page 19

40. You disclosed that you purchased 1.1 billion barrels of proved developed non-producing oil reserves. Please tell us the basis for that estimate, the person that provided it and their qualifications. Please tell us the location of the reserves and the reason they are non-producing.

41. You state that in 2009 and 2010 you had reserve studies and estimates prepared on your various properties. Please provide us with copies of those reserve reports.

42. Please note that in the oil industry, the designation of MBbls means a thousand barrels. You have disclosed 1,138,168 Mbbls or 1.1 billion barrels of proved reserves. Please tell us if that was your intent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In addition, in responding to our comments on the Form 8-K/A, please provide a written statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 if you have any questions. Please contact Kevin Stertzel, Staff Accountant at (202) 551-3723, or in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have any questions on financial statement matters. Please contact James Murphy, Engineer at (202) 551-3703 if you have questions regarding the engineering comments.

Sincerely,

/s/ Craig E. Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Harold P. Gewerter, Esq.